                        Exhibit 99.1
Gogoro Releases Fourth Quarter
and Full Year 2022 Financial Results

TAIPEI – February 16, 2023 – Gogoro Inc. (Nasdaq: GGR), a global technology leader in battery swapping ecosystems that enable sustainable mobility solutions for cities, today released its financial results for its fourth quarter and twelve months ended December 31, 2022.

•Fourth quarter revenue of $95.5 million, down 20.8% year-over-year and down 10.5% on a constant currency basis; Full year revenue of $382.8 million, up 4.6% year-over-year and up 11.7% on a constant currency basis

•Fourth quarter network revenue of $31.4 million, up 19.5% year-over-year and up 34.6% on a constant currency basis; Full year network revenue of $121.6 million, up 22.2% year-over-year and up 30.3% on a constant currency basis
•Fourth quarter net loss of $12.5 million, down from a net loss of $14.2 million in the same quarter last year; Full year net loss of $98.9 million, up from a net loss of $67.4 million last year
•Fourth quarter adjusted EBITDA of $9.2 million, down from $25.5 million in the same quarter last year; Full year adjusted EBITDA of $41.2 million, down from $54.9 million last year
“We met our updated 2022 full year financial results, despite the macroeconomic climate, and continued to experience strong growth in our Gogoro Network business. We continue to see growing demand for Gogoro's smart sustainable solutions. Last month we announced a significant partnership with the Indian State of Maharashtra, India’s leading economy, and Belrise Industries to deploy and manage battery swapping infrastructure across the state,” said Horace Luke, founder, chairman, and chief executive officer of Gogoro. “The Maharashtra partnership shows the strong global interest in Gogoro and demonstrates our positive momentum. It is the culmination of a variety of significant new market announcements and partnerships we made in 2022 in India with Zypp Electric, in the Philippines with Globe 917Ventures and the Ayala Group, and in Singapore with Jardine Cycle & Carriage. For 2023, we will continue to transition from pilot deployments in India, Indonesia and other markets to early and later stage commercial deployments that we expect to drive greater revenue for our vehicle, battery swapping and technology businesses.”

“In the fourth quarter, we focused on improving our operating efficiency, strengthened our balance sheet and continued investing across multiple expansion markets and business lines. These will continue to be top priorities in 2023 as we continue our growth in Taiwan and international markets,” said Bruce Aitken, chief financial officer of Gogoro. “We met our updated financial guidance. Our current cash position and the liquidity provided by our new credit facilities enable us to continue to invest for growth.”

                        Exhibit 99.1
Fourth Quarter and Full Year 2022 Financial Overview

Operating Revenues
For the fourth quarter, revenue was $95.5 million, down 20.8% year-over-year and down 10.5% year-over-year on a constant currency basis1. Had foreign exchange rates remained constant with the average rate of the same quarter last year, revenue would have been up by an additional $12.4 million.

•Sales of hardware and other revenues for the quarter was $64.1 million, down 32.1% year-over-year, and down 23.1% year-over-year on a constant currency basis. For the entire two-wheeler market, sales in Taiwan in the fourth quarter were down 25.6% year-over-year and electric scooters sales were down 30.4% compared to the same quarter last year. These declines, both in the broad market and Gogoro hardware revenue, were primarily attributable to a larger than normal quantity of two-wheeler sales in the same quarter last year as a result of various government and market incentives.
•Gogoro Network revenue for the quarter was $31.4 million, up 19.5% year-over-year, and up 34.6% year-over-year on a constant currency basis. Total subscribers at the end of the fourth quarter was more than 526,000, up 16.8% from 450,000 subscribers at the end of the same quarter last year. The Gogoro Network revenue increase was primarily due to our increasing subscriber base and the high retention rate of all subscribers.

For the full year 2022, revenue was $382.8 million, up 4.6% year-over-year and up 11.7% year-over-year on a constant currency basis1. Had foreign exchange rates remained constant with the average rate in each of the comparable quarters of last year, revenue would have been up by an additional $26.0 million.

•Sales of hardware and other revenues for the year was $261.2 million, down 2.0% year-over-year, and up 4.7% year-over-year on a constant currency basis. We saw an increase due to continued growth in Gogoro Network revenue and revenue from selling Gogoro branded scooters, component kits to OEMs, batteries, and swapping stations to our overseas business partners; the increase was offset by a still weak Taiwan scooter market associated with uncertainties derived from macroeconomic volatility and the pandemic. Total scooters sales in Taiwan for the full year 2022 were down 9.3% year-over-year while electric scooters sales declined 6.7% compared to 2021.
•Gogoro Network revenue was $121.6 million, up 22.2% year-over-year, and up 30.3% year-over-year on a constant currency basis.

Gross Margin
For the fourth quarter, gross margin was 15.0%, down from 21.0% in the same quarter last year; quarterly non-IFRS gross margin1 was 17.2%, down from 21.5% in the same quarter last year. The non-IFRS gross margin1 decrease was driven by the higher production cost per electric scooter as a result of raw material cost increases and decreases in sales volume.

1 This is a non-IFRS measure, see Use of Non-IFRS Financial Measures for a description of the non-IFRS measures and Reconciliation of IFRS Financial Metrics to Non-IFRS for a reconciliation of the company’s non-IFRS financial measures to their most directly comparable IFRS measures.

                        Exhibit 99.1
For the full year 2022, gross margin was 15.1%, down from 16.7% last year; the full year non-IFRS gross margin1 was 16.8%, compared to 16.9% last year.

Net Loss
For the fourth quarter, net loss was $12.5 million, down $1.7 million from $14.2 million in the same quarter last year. The decrease was primarily due to a favorable change in the fair value of financial liabilities of $18.4 offset by a total of $17.2 million from both a decrease in gross profit and an increase in share-based compensation.

For the full year 2022, net loss was $98.9 million, up $31.5 million from $67.4 million last year. The increase was primarily due to a $32.9 million increase in share-based compensation offset by an approximate $3.0 million net decrease with mix of increases in listing expenses, spending associated with being a public company, exist activities, and R&D expenses, and a favorable change in the fair value of financial liabilities; the full year non-IFRS net loss1 was $63.3 million, up $12.9 million from $50.4 million last year. The increase was primarily due to $6.9 million in expenditures associated with being a public company and a $4.1 million increase in R&D expenses.

Adjusted EBITDA
For the fourth quarter, adjusted EBITDA1 was $9.2 million, down from $25.5 million in the same quarter last year. The decrease was primarily due to a $9.5 million decrease in non-IFRS gross profit, $2.6 million in expenditures associated with being a public company, and a $1.4 million increase in R&D spending , as well as a negative foreign exchange impact.

For the full year 2022, adjusted EBITDA1 was $41.2 million, down from $54.9 million last year. The decrease was primarily due to $6.9 million in expenditures associated with being a public company and an investment of $4.1 million in R&D expenses.

Liquidity

We successfully amended and extended an existing $200 million credit facility for additional three years to December 2025. With $236.1 million cash balance at the end of 2022 and the available credit facilities, we are well positioned on our short- and longer-term capital needs.

2023 Guidance

For the full year 2023, we expect:
•Revenue of $400.0 million to $450.0 million which represents an anticipated increase of 4.5% to 17.6% compared to 2022.
•We estimate that we will generate 90% to 95% of 2023 full year revenue from the Taiwan market.

Conference Call Information
Gogoro's management team will hold an earnings Webcast on February 16th, 2023, at 7:00 a.m. Eastern Time to discuss the Company's fourth quarter and full year for 2022 results of operations and outlook.

                        Exhibit 99.1

Investors may access the webcast, supplemental financial information and investor presentation at Gogoro’s investor relations website (https://investor.gogoro.com) under the “Events” section. A replay of the investor presentation and the earnings call script will be available 24 hours after the conclusion of the webcast and archived for one year.

About Gogoro

Founded in 2011 to rethink urban energy and inspire the world to move through cities in smarter and more sustainable ways, Gogoro leverages the power of innovation to change the way urban energy is distributed and consumed. Gogoro’s battery swapping and vehicle platforms offer a smart, proven and sustainable long-term ecosystem for delivering a new approach to urban mobility. Gogoro has quickly become an innovation leader in vehicle design and electric propulsion, smart battery design, battery swapping, and advanced cloud services that utilize artificial intelligence to manage battery availability and safety. The challenge is massive, but the opportunity to disrupt the status quo, establish new standards, and achieve new levels of sustainable transportation growth in densely populated cities is even greater. For more information, visit https://www.gogoro.com/news and follow Gogoro on Twitter: @wearegogoro.
Forward Looking Statements

This communication contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward looking statements generally relate to future events or Gogoro's future financial or operating performance. In some cases, you can identify forward looking statements because they contain words such as "may," "will," "should," "expects," "plans," "anticipates,” “going to,” "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these words or other similar terms or expressions that concern Gogoro's expectations, strategy, priorities, plans or intentions. Forward-looking statements in this communication include, but are not limited to, statements in the section entitled, "2023 Guidance," such as estimates regarding revenue and Gogoro's revenue generated from the Taiwan market, statements regarding the sufficiency of Gogoro's cash resources, Gogoro’s beliefs regarding Gogoro’s future operating performance including its ability to grow its subscriber base, projections of market opportunity and market share, potential growth of Gogoro's battery swapping ecosystem in Taiwan and in new markets, timing of Gogoro's launch in India, the capability of Gogoro’s technology, Gogoro’s business plans including its plans to grow and expand in Taiwan and internationally, the expected use of proceeds from the merger, and statements by Gogoro's founder, chairman, and chief executive officer and Gogoro's chief financial officer.

Gogoro’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including risks related to the impact of the COVID-19 pandemic, risks related to macroeconomic factors including inflation and consumer confidence, risks related to the Taiwan scooter market, risks related to political tensions, Gogoro’s ability to effectively manage its growth, Gogoro’s ability to launch and ramp up the production of its products and control its manufacturing costs and manage its supply chain issues, Gogoro’s risks related to ability to expand its sales and marketing abilities, Gogoro’s ability to expand effectively into new markets, foreign exchange fluctuations, Gogoro’s ability to develop and maintain relationships with its partners, risks related to operating in the

                        Exhibit 99.1
PRC, regulatory risks and Gogoro’s risks related to strategic collaborations, risks related to the Taiwan market, China market, India market, and other international markets, alliances or joint ventures including Gogoro’s ability to enter into and execute its plans related to strategic collaborations, alliances or joint ventures in order for such strategic collaborations, alliances or joint ventures to be successful and generate revenue, the ability of Gogoro to be successful in the B2B market, risks related to Gogoro's ability to achieve operational efficiencies, Gogoro's ability to raise additional capital, the risks related to the need for Gogoro to invest more capital in strategic collaborations, alliances or joint ventures, risks relating to the impact of foreign exchange and the risk of Gogoro having to update the accounting treatment for its joint ventures. The forward looking statements contained in this communication are also subject to other risks and uncertainties, including those more fully described in Gogoro's filings with the Securities and Exchange Commission (“SEC”), including in Gogoro’s Form 20-F for the year ended December 31, 2021, which was filed on May 2, 2022 and in its subsequent filings with the SEC, copies of which are available on our website and on the SEC's website at www.sec.gov. The forward looking statements in this communication are based on information available to Gogoro as of the date hereof, and Gogoro disclaims any obligation to update any forward looking statements, except as required by law.

Use of Non-IFRS Financial Measures

This press release and accompanying tables contain certain non-International Financial Reporting Standards as issued by the International Accounting Standards Board (collectively, “IFRS”) financial measures including foreign exchange effect on operating revenues, non-IFRS gross profit, non-IFRS gross margin, Non-IFRS Net Loss, EBITDA and Adjusted EBITDA.

Foreign exchange ("FX") effect on operating revenues. We compare the dollar amount and the percent change in the operating revenues from period to the same period last year using constant currency disclosure. We present constant currency information to provide a framework for assessing how our underlying revenues performed excluding the effect of foreign currency rate fluctuations. To present this information, current period operating revenues for entities reporting in currencies other than USD are converted into USD at the average exchange rates from the equivalent periods last year.

Non-IFRS Gross Profit and Gross Margin. Gogoro defines non-IFRS gross profit and gross margin as gross profit and gross margin excluding share-based compensation and exit activities.

Share-based Compensation consists of non-cash charges related to the fair value of restricted stock units awarded to employees. We believe that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact of share-based compensation on its operating results.
Non-IFRS Net Loss. Gogoro defines non-IFRS net loss as net income (loss) excluding share-based compensation, the change in fair value of financial liabilities including revaluation of redeemable preferred shares, change in fair value of earnout, earn-in and warrants associated with the merger of Poema, listing expense and onetime non-recurring costs associated with the merger. These amounts do not reflect the impact of any related tax effects.

                        Exhibit 99.1
EBITDA. Gogoro defines EBITDA, as net income (loss) excluding interest expense, net, provision for income tax, depreciation, and amortization. These amounts do not reflect the impact of any related tax effects.

Adjusted EBITDA. Gogoro defines Adjusted EBITDA, as EBITDA excluding share-based compensation, the change in fair value of financial liabilities including revaluation of redeemable preferred shares, change in fair value of earnout, earn-in and warrants associated with the merger of Poema, listing expense and onetime non-recurring costs associated with the merger. These amounts do not reflect the impact of any related tax effects.

Acquisition-related Expenses. Gogoro incurs acquisition-related and other expenses which consist of costs incurred after the issuance of a definitive term sheet for a particular transaction and include legal, banker, accounting, printer costs, valuation and other advisory fees. Management excludes these items for the purposes of calculating non-IFRS adjusted EBITDA. Gogoro generally would not have otherwise incurred such expenses in the periods presented as part of its continuing operations. The acquisition related expenses are not recurring with respect to past transactions, can be inconsistent in amount and frequency from period to period and are significantly impacted by the timing and magnitude of Gogoro’s acquisitions. While these expenses are not recurring with respect to past transactions, Gogoro generally will incur these expenses in connection with any future acquisitions.

Listing Expense. In connection with the merger with Poema, the excess fair value of shares issued by Gogoro in exchanged for the net assets of Poema was recorded as listing expense in operating expense. The listing expense for the merger is not recurring with respect to past transactions, can be inconsistent in amount and frequency from period to period and are significantly impacted by the timing and magnitude of the merger.

Exit Activities. We have incurred charges in connection with the exit of certain product lines, severance associated with organizational changes as well as other non-recurring activities. These charges are not representative of ongoing costs to the business and are not expected to recur. As a result, these charges are being excluded to provide investors with a more comparable measure of costs associated with ongoing operations.

These non-IFRS financial measures exclude share-based compensation, interest expense, income tax, depreciation and amortization, change in fair value of financial liabilities including revaluation of redeemable preferred shares, change in fair value of earnout, earn-in and warrants associated with the merger of Poema, listing expense and onetime non-recurring costs associated with the merger. The company uses these non-IFRS financial measures internally in analyzing its financial results and believes that these non-IFRS financial measures are useful to investors as an additional tool to evaluate ongoing operating results and trends. In addition, these measures are the primary indicators management uses as a basis for its planning and forecasting for future periods.

Non-IFRS financial measures are not meant to be considered in isolation or as a substitute for the comparable IFRS financial measures. Non-IFRS financial measures are subject to limitations and should be read only in conjunction with the company's consolidated financial statements prepared in accordance with IFRS. Non-IFRS financial measures do not have any standardized meaning and are therefore unlikely to be comparable to similarly titled measures presented by other companies. A description of

                        Exhibit 99.1
these non-IFRS financial measures has been provided above and a reconciliation of the company’s non-IFRS financial measures to their most directly comparable IFRS measures have been provided in the financial statement tables included in this press release, and investors are encouraged to review these reconciliations.

Gogoro Media Contact:	Gogoro Investor Contact:
Jason Gordon, Gogoro	Michael Bowen, ICR, LLC.
+1 (206) 778-7245	gogoroIR@icrinc.com
jason.gordon@gogoro.com	ir@gogoro.com

                        Exhibit 99.1
GOGORO INC.
Condensed Consolidated Balance Sheet
(unaudited)
(in thousands of U.S. dollars)

	December 31,
	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	$236,100	$217,429
Trade receivables	16,143	16,625
Inventories	114,701	73,137
Prepayments	13,509	10,157
Other assets, current	17,452	40,682
Total current assets	397,905	358,030

Property, plant and equipment	442,969	453,383
Right-of-use assets	21,089	26,277
Other assets, non-current	11,460	6,710
Total assets	$873,423	$844,400

LIABILITIES AND EQUITY
Current liabilities:
Loans, current	$87,982	$238,434
Financial liabilities at fair value	46,949	107,862
Notes and trade payables	38,879	53,258
Contract liabilities	12,965	18,753
Lease liabilities, current	11,374	11,153
Provisions for product warranty, current	2,395	6,480
Other liabilities, current	46,506	44,603
Total current liabilities	247,050	480,543

Loans, non-current	293,192	195,883
Provisions for product warranty, non-current	5,655	9,150
Lease liabilities, non-current	10,099	15,589
Other liabilities, non-current	18,453	19,522
Total liabilities	574,449	720,687

Total equity	298,974	123,713
Total liabilities and equity	$873,423	$844,400

                        Exhibit 99.1
GOGORO INC.
Condensed Consolidated Statements of Comprehensive Income
(unaudited)
(in thousands of U.S. dollars, except net income (loss) per share)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2022	2021	2022	2021
Operating revenues	$95,466	$120,593	$382,826	$366,009
Cost of revenues	81,136	95,328	325,113	304,921
Gross profit	14,330	25,265	57,713	61,088
Operating expenses:
Selling and marketing	14,815	14,494	60,273	53,855
General and administrative	14,678	13,351	70,972	33,951
Research and development	12,369	8,802	45,993	30,600
Listing expense	—	—	178,804	—
Total operating expenses	41,862	36,647	356,042	118,406
Loss from operations	(27,532)	(11,382)	(298,329)	(57,318)
Non-operating income and expenses:
Interest expense, net	(2,789)	(2,850)	(9,729)	(10,463)
Other income, net	1,413	2,046	3,214	7,884
Change in fair value of financial liabilities	16,378	(1,973)	205,938	(7,465)
Total non-operating income (expenses)	15,002	(2,777)	199,423	(10,044)
Loss before provision for income taxes	(12,530)	(14,159)	(98,906)	(67,362)
Provision for income taxes	2	—	2	—
Net loss	(12,532)	(14,159)	(98,908)	(67,362)
Other comprehensive income (loss):
Exchange differences on translation	7,632	1,169	(16,180)	3,005
Total comprehensive loss	$(4,900)	$(12,990)	$(115,088)	$(64,357)

Basic and diluted net loss per share	$(0.05)	$(0.07)	$(0.45)	$(0.35)
Shares used in computing basic and diluted net loss per share	231,948	193,334	222,000	193,334

	Three Months Ended December 31,		Twelve Months Ended December 31,
Operating revenues:	2022	2021	2022	2021
Sales of hardware and others	$64,035	$94,299	$261,166	$266,422
Gogoro Network	31,431	26,294	121,660	99,587
Operating revenues	$95,466	$120,593	$382,826	$366,009

	Three Months Ended December 31,		Twelve Months Ended December 31,
Share-based compensation:	2022	2021	2022	2021
Cost of revenues	$1,377	$612	$4,298	$612
Selling and marketing	1,558	887	5,800	887
General and administrative	4,540	1,699	15,075	1,699
Research and development	3,698	1,840	12,734	1,840
Total	$11,173	$5,038	$37,907	$5,038

                        Exhibit 99.1
GOGORO INC.
Condensed Consolidated Statements of Cash Flows
(unaudited)
(in thousands of U.S. dollars)

	Twelve Months Ended December 31,
	2022	2021
Cash flows from operating activities
Net loss	$(98,908)	$(67,362)
Adjustments for:
Depreciation and amortization	94,807	94,819
Expected credit loss	523	519
Change in fair value of financial liabilities	(205,938)	7,465
Interest expense, net	9,729	10,463
Share-based compensation	37,907	5,038
Loss on disposal and impairment of property and equipment, net	973	315
Write-down and reversal inventories	3,045	(639)
Recognition of listing expense	178,804	—
Provision for income tax	2	—
Changes in operating assets and liabilities:
Trade receivables	(41)	(3,669)
Inventories	(44,609)	21,200
Prepayments and other assets	(5,128)	(7,246)
Notes and trade payables	(14,379)	23,388
Contract liabilities	(5,788)	5,213
Other liabilities	1,379	3,422
Provisions for product warranty	(7,580)	(1,932)
Cash (used in) provided by operations	(55,202)	90,994
Interest expense and tax paid, net	(9,588)	(10,200)
Net cash (used in) provided by operating activities	(64,790)	80,794
Cash flows from investing activities
Property, plant and equipment, net	(122,684)	(124,664)
Increase in refundable deposits	(147)	(323)
Payments of intangible assets, net	(590)	(667)
Decrease in time deposits and others	22,319	84,136
Net cash used in investing activities	(101,102)	(41,518)
Cash flows from financing activities
Proceeds from loans	173,372	123,729
Repayments of loans	(193,241)	(42,630)
Cash capital increase	326,965	—
Repayments of financial liabilities at fair value	(108,149)	(7,000)
Receipts (refund) of guarantee deposits received	335	(103)
Repayment of the principal portion of lease liabilities	(12,886)	(12,232)
Net cash provided by financing activities	186,396	61,764
Effect of exchange rate changes on cash and cash equivalents	(1,833)	(2,653)
Net increase in cash and cash equivalents	18,671	98,387
Cash and cash equivalents at the beginning of the period	217,429	119,042
Cash and cash equivalents at the end of the period	$236,100	$217,429

                        Exhibit 99.1
GOGORO INC.
Reconciliation of IFRS Financial Metrics to Non-IFRS
(unaudited)
(in thousands of U.S. dollars)

	Three Months Ended December 31,
	2022			2021	IFRS revenue YoY change %	Revenue excluding FX effect YoY change %
Operating revenues:	IFRS revenue	FX effect	Revenue excluding FX effect	IFRS revenue
Sales of hardware and others	$64,035	$8,494	$72,529	$94,299	(32.1)%	(23.1)%
Gogoro network	31,431	3,958	35,389	26,294	19.5%	34.6%
Operating revenue	$95,466	$12,452	$107,918	$120,593	(20.8)%	(10.5)%

	Twelve Months Ended December 31,
	2022			2021	IFRS revenue YoY change %	Revenue excluding FX effect YoY change %
Operating revenues:	IFRS revenue	FX effect	Revenue excluding FX effect	IFRS revenue
Sales of hardware and others	$261,166	$17,836	$279,002	$266,422	(2.0)%	4.7%
Gogoro network	121,660	8,141	129,801	99,587	22.2%	30.3%
Operating revenue	$382,826	$25,977	$408,803	$366,009	4.6%	11.7%

	Three Months Ended December 31,				Twelve Months Ended December 31,
	2022		2021		2022		2021
Gross profit and gross margin	$14,330	15.0%	$25,265	21.0%	$57,713	15.1%	$61,088	16.7%
Share-based compensation	1,377		612		4,298		612
Exit activities	682		—		2,343		—
Non-IFRS gross profit and gross margin	$16,389	17.2%	$25,877	21.5%	$64,354	16.8%	$61,700	16.9%

	Three Months Ended December 31,				Twelve Months Ended December 31,
	2022		2021		2022		2021
Net loss	$(12,532)		$(14,159)		$(98,908)		$(67,362)
Share-based compensation	11,173		5,038		37,907		5,038
Change in fair value of financial liabilities	(16,378)		1,973		(205,938)		7,465
Acquisition-related expenses	—		4,465		20,855		4,465
Listing expense	—		—		178,804		—
Exit activities	2,275		—		3,936		—
Non-IFRS net loss	$(15,462)		$(2,683)		$(63,344)		$(50,394)

	Three Months Ended December 31,				Twelve Months Ended December 31,
	2022		2021		2022		2021
Net loss	$(12,532)		$(14,159)		$(98,908)		$(67,362)
Interest expense, net	2,789		2,850		9,729		10,463
Provision for income taxes	2		—		2		—
Depreciation and amortization	21,831		25,302		94,807		94,819
EBITDA	12,090		13,993		5,630		37,920
Share-based compensation	11,173		5,038		37,907		5,038
Change in fair value of financial liabilities	(16,378)		1,973		(205,938)		7,465
Acquisition-related expenses	—		4,465		20,855		4,465
Listing expense	—		—		178,804		—
Exit activities	2,275		—		3,936		—
Adjusted EBITDA	$9,160		$25,469		$41,194		$54,888